Exhibit 99.1

ATS Acquires AI Process Optimizer Yazzoom

07/05/2023

CAMBRIDGE, ON / CNW /—ATS Corporation (TSX and NYSE: ATS) (“ATS” or the “Company”) today announced that it has acquired Yazzoom BV (“Yazzoom”), a Belgium-based provider of artificial intelligence (“AI”) and machine learning (“ML”)-based tools for industrial production. The financial terms of the transaction were not disclosed.

Yazzoom will join ATS’ Process Automation Solutions (“PA”) business, a leading provider of automation and digitalization solutions for the process and manufacturing industries. With a strong focus on advanced data analytics for production process monitoring and optimization, Yazzoom will help accelerate PA’s strategy to drive productivity improvement through digital solutions. This acquisition will allow for an expanded value proposition through the use of integrated data for predictive analytics and insights to drive tangible improvements in production proccesses.

“Yazzoom broadens our process optimization and digitalization capabilities in key focus sectors,” said Dr. Christian Debus, President of PA. “Their strong expertise in advanced data analytics and AI and ML-based software solutions can be offered to our existing customers to add value to our current platform and domain knowledge. We are looking forward to welcoming the Yazzoom team to PA.”

“Being part of PA and ATS will enhance Yazzoom’s capability to deliver our solutions worldwide. Our technologies and capabilities complement each other, and will allow us to better serve customers that are looking for integrated software solutions for optimizing their production process” said Jan Verhasselt, CEO of Yazzoom.

About Yazzoom

Yazzoom was founded in 2011, and is a Belgium-based provider of AI and ML-based production process solutions with a strong focus on advanced data analytics. Visit the company’s website at https://www.yazzoom.com/for more details.

About Process Automation Solutions

Process Automation Solutions GmbH is one of the leading, manufacturer-independent suppliers of complete automation solutions for the process, manufacturing, and automotive industries. As a strong partner, PA’s 1,400 automation experts in Europe, America, and Asia support their customers during all phases of automation from planning to implementation and commissioning – and if desired, throughout the entire lifecycle of the plant through aftersales service. Visit PA’s website at www.pa-ats.com.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

Forward-looking Statements

This press release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: expectations related to the positioning and strengthening of each of PA and Yazzoom in the automation and digitalization markets; and expectations related to each of PA’s and Yazzoom’s productivity, digitalization capabilities, and value propositions.

Forward-looking statements are inherently subject to significant uncertainties, risks, and other factors that could cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from those discussed in the forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases and pandemics, including the potential resurgence of COVID-19 and/or new strains of COVID-19 and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; the expectations related to positioning and strengthening PA and/or Yazzoom in the automation and digitization markets, or in relation to the each of their productivity, digitalization capabilities, and/or value propositions, are not realized as expected or at all; and other risks and uncertainties detailed from time to time in ATS’ filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2023, which are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com. ATS has attempted to identify important factors that could cause actual results, performance, or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking statements. However, there may be other factors that cause results, performance, or achievements not to be as expected or estimated and that could cause actual results, performance, or achievements to differ materially from current expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management’s current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; and general economic and political conditions, and global events, including the COVID-19 pandemic.

Forward-looking statements included in this press release are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation